

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 17, 2021

Michael Burdiek
Chief Executive Officer
Motion Acquisition Corp.
The Chrysler Building
405 Lexington Avenue
New York, NY 10174

> **Re: Motion Acquisition Corp.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed September 3, 2021**
> **File No. 333-257681**

Dear Mr. Burdiek:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 31, 2021 letter.

Amendment No. 2 to Registration Statement on Form S-4

Summary of the Proxy Statement/Consent Solicitation Statement/Prospectus
Effect of Redemptions and Underwriting Fees on Book Value Per Share, page 21

1. We note your revised disclosure in response to prior comment 1. Please revise to reflect the impact of redemptions on the per share value under each of the redemption scenarios separately from the impact of the effective underwriting fee on such per share value under each of the redemption scenarios.

Michael Burdiek
Motion Acquisition Corp.
September 17, 2021
Page 2

<u>U.S. Federal Income Tax Considerations</u>
<u>Tax Consequences of the Merger, page 146</u>

2.   We note that the tax opinion filed as Exhibit 8.1 is a short-form tax opinion. Please revise this section to state clearly that the tax disclosures are the opinion of Graubard Miller. Refer to Section III.B.2 of Staff Legal Bulletin No. 19.

<u>DocGo's Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Critical Accounting Policies and Significant Judgments and Estimates</u>
<u>Stock-Based Compensation, page 204</u>

3.   Supplementally address the following related to the revised disclosures provided in response to prior comment 6:

- Provide us with information necessary to compare the fair value of each DocGo stock option granted during the periods ended December 2020 and June 2021 and the fair value implied by the proposed business combination with Motion;

- To the extent there were any significant fluctuations in the fair values from period-to-period, describe for us the primary quantitative and qualitative factors that contributed to these fluctuations, including any intervening events within DocGo (i.e., company-specific factors), DocGo's industry (i.e., industry-specific factors), or changes in valuation assumptions or methodology;

- Reconcile the sum of the Equity Awards Issued for grant dates in 2021 and 2020 in the Valuation & Grant Timeline table on page 205 to the quantity of stock option grants disclosed on pages F-60 and F-89.

You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721 or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 or, in her absence, Karina Dorin, Attorney-Advisor, at (202) 551-3763 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Jeffrey Gallant